FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

October 11, 2007

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

ESSENTIAL FACT

Dear Sir,

          In accordance with clauses 9 and 10.2 of Law 18,045 and General Rules Nos.30 and 104 of the Superintendency, I inform you the following as material information:

          1. The companies ENEL ENERGY EUROPE S.R.L. and ACCIONA S.A. (the “Offerers”) jointly and concurrently made a Public Share Offering of shares issued by ENDESA S.A. (the “Offer”). It should be recalled that ENDESA S.A. (Endesa) is the controller of 60.62% of the share capital of Enersis S.A, through its Spanish subsidiary Endesa Internacional, S.A., and that Enersis S.A. is in turn the controller of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), with a 59.98% shareholding.

          2. The Offer was presented to the Spanish National Securities Market Commission (“CNMV”), the public authority which approved it on July 25. On July 30, that authority was informed that the period for acceptance of the Offer was from July 30, 2007 to October 1, 2007. The intention of the Offer was to acquire all the share capital of Endesa, excluding the 46.01% holding already held by the Offerers.

          3. On October 5, 2007, the CNMV issued a public communication declaring positive the result of the Offer. Yesterday, October 10, 2007, the final liquidation of the Offer took place resulting in ENEL S.P.A. and ACCIONA S.A today directly and indirectly jointly holding 92.6% of the share capital of Endesa, S.A.

          4. Effective October 10, 2007 the final controllers of Endesa Chile, through Endesa, S.A., Endesa Internacional S.A. and Enersis S.A., are therefore ENEL S.P.A. and ACCIONA S.A which, together with their respective subsidiaries Enel Energy Europe S.R.L. and Finanzas Dos S.A., signed an agreement on March 26, 2007 for the joint management of Endesa S.A. The text of that agreement was notified to the CNMV as material information on the day of its signature and may be found on that entity’s web site (www.cnmv.es).

          Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 11, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.